SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Disclosure of Material Shareholding Acquisition

BlackRock increases its participation in Copel to 17.53% of the Preferred “B”

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and trade energy, with shares listed on B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), in compliance with Art. 12 of CVM Instruction 358/02, communicates to its shareholders and the market in general, which it received from BlackRock, Inc. (“BlackRock”), on behalf of some of its clients, as a third-party asset manager, the information that it increased its participation, on a consolidated basis, to 70,545,641 class B preferred shares and 154,411,988 American Depositary Receipts (“ADR”), representing class B preferred shares, totaling 224,957,629 class B preferred shares, representing approximately 17.53% of the total class B preferred shares issued by the Company, as shown below.

BlackRock also stated that: (a) the purpose of the aforementioned equity interests is strictly for investment purposes, and does not aim to change the shareholding control or administrative structure of the Company; and (b) BlackRock has not entered into any contracts or agreements that regulate the exercise of voting rights or the purchase and sale of securities issued by the Company.

Curitiba, March 23, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

Companhia Paranaense de Energia - COPEL

Rua Coronel Dulcídio, 800 - 3rd floor

CEP .: 80210-220

Curitiba, PR, Brazil

At .: Mr. Adriano Rudek de Moura

Investor Relations Officer

Phone: 55 (41) 3310-5115

Fax: 55 (11) 3331-3136

Email: ri@copel.com

March 23, 2021

Companhia Paranaense de Energia - COPEL - Disclosure of Acquisition of Relevant Shareholding Interest

Dear Sirs,

1	BlackRock, Inc. (“BlackRock”) comes, on behalf of some of its clients, as investment manager, to inform that it has acquired class B preferred shares issued by Companhia Paranaense de Energia - COPEL (“Company”), being that, on March 18, 2021, its holdings reached, in aggregate, 70,545,641 class B preferred shares and 154,411,988 American Depositary Receipts (“ADRs”), representing class B preferred shares, totaling 224,957,629 preferred shares class B, representing approximately 17.53% of the total class B preferred shares issued by the Company, and 3,976,530 derivative financial instruments referenced in class B preferred shares with financial settlement, representing approximately 0.31% of the total class B preferred shares issued by Company.

2	In order to comply with the provisions of Article 12 of Instruction No. 358 of the Brazilian Securities and Exchange Commission (“CVM”), dated January 3, 2002, as amended, BlackRock hereby requests the Investor Relations Officer disclosure of the following information to the CVM and the other competent institute:

(i)	BlackRock is headquartered at 55 East 52nd Street, New York City, New York State 10022-0002, United States of America;

(ii)	the equity interests held by BlackRock reached, in aggregate, 70,545,641 class B preferred shares and 154,411,988 ADRs, representing class B preferred shares, totaling 224,957,629 class B preferred shares, representing approximately 17.53% of the total class B preferred shares issued by the Company, and 3,976,530 derivative financial instruments referenced to class B preferred shares with financial settlement, representing approximately 0.31% of the total class B preferred shares issued by the Company, as specified in item 1 above;

(iii)	the purpose of the aforementioned equity interests is strictly for investment purposes, not aiming at changing the shareholding control or the administrative structure of the Company; and

(iv)	no contracts or agreements were entered into by BlackRock that regulate the exercise of voting rights or the purchase and sale of securities issued by the Company.

3	We remain at your disposal for any additional clarifications or comments that you deem necessary on the subject.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 23, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.